UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Harrison Global Holdings Inc. to Acquire Majority Stake in Myth Korea Inc. and Make It a Subsidiary Supporting the Opening of Pokemon Card Center Busan

SEOUL, August 7, 2025 Harrison Global Holdings Inc. (NASDAQ: BLMZ) (Harrison) today announced that it has officially resolved to acquire a majority stake in Myth Korea Inc.. (Mys Korea), a South Korea-based company led by CEO Inhwa Jung, and to make it a subsidiary of Harrison.

Through this strategic investment, Myth Korea plans to open the Pokemon Card Center Busan by October 2025.

This initiative represents a key component of Harrison global strategy aimed at expanding the trading card game market in South Korea and promoting the international reach of Japanese pop culture content. Moving forward, Harrison will proceed with the subsidiary integration process and strengthen its collaboration with Myth Korea to achieve sustainable growth and enhance corporate value across Asian markets.

Comments
Ryoma Nakade, Co-CEO of Harrison Global Holdings Inc.
This decision significantly strengthens our business foundation in the South
 Korean market. Through our partnership with Myth Korea, we are confident in our ability to contribute to the further development of the trading card market across Asia. Harrison remains committed to expanding its international content business and delivering value to our stakeholders.

Inhwa Jung, CEO of Myth Korea Inc..
The strategic investment and decision by Harrison to make Myth Korea a subsidiary marks a major turning point in our growth strategy. The opening of the Pokemon Card Center Busan will provide new experiences for trading card fans in South Korea. Through close collaboration with Harrison, we aim to accelerate our business expansion not only in Korea but across the broader Asian market.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Aug 7, 2025